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EXHIBIT 12

HERTZ GLOBAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Nine Months Ended September 30,
	2007	2006
Income before income taxes and minority interest	$305,512	$157,944
Interest expense	688,225	699,803
Portion of rent estimated to represent the interest factor	122,462	109,113

Earnings before income taxes, minority interest and fixed charges(a)	$1,116,199	$966,860

Interest expense (including capitalized interest)	$692,094	$705,059
Portion of rent estimated to represent the interest factor	122,462	109,113

Fixed charges(a)	$814,556	$814,172

Ratio of earnings to fixed charges	1.4	1.2

(a)
We adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, or "FIN 48," "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" on January 1, 2007. Accrued interest expense of approximately $1.6 million is excluded from both fixed charges and earnings.

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HERTZ GLOBAL HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In Thousands of Dollars Except Ratios) Unaudited